SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Regent Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758865109

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758865109	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,525,018
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,525,018
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 39,061,497 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007.

CUSIP No. 758865109	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,525,018[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 181,222[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,525,018[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 181,222[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,018[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,525,018 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 181,222 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 39,061,497 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007.

CUSIP No. 758865109	13D	Page 4

NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
SEC USE ONLY
SOURCE OF FUNDS* WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 200
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 200
PERSON WITH	10	SHARED DISPOSITIVE POWER
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
TYPE OF REPORTING PERSON* BD

———————

1

Based on 39,061,497 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007.

CUSIP No. 758865109	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,525,018[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 181,422[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,525,018[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 181,422[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,018[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,525,018 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 181,222 shares of Common Stock owned by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.   B. Riley and Co. Inc. has sole voting and dispositve power over 200 shares of Common Stock.  Although Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc., Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 758865109	13D	Page 6

3

Based on 39,061,497 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at March 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007.

CUSIP No. 758865109	13D	Page 7

Item 1.

Security and Issuer

Common Stock of Regent Communications, Inc. (“Common Stock”)

2000 Fifth Third Center

511 Walnut Street

Cincinnati, Ohio 45202

Item 2.

Identity and Background

(a)

(i)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(ii)

B. Riley and Co. Inc. (Delaware corporation)

(b)

(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”). RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the controlling shareholder and Chairman of B. Riley and Co. Inc. (“BRC”).

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s purchases were made with its funds.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

On April 4, 2007, RIM sent a letter to the Issuer’s Board of Directors. In the letter, RIM expressed its concerns on the performance of the Issuer’s shares and its views regarding the most efficient way for the Issuer to maximize shareholder value. RIM expressed that it believes that selling the Issuer may offer the best alternative to realize shareholder value, and requested that the management discuss with RIM it’s views on options with respect to a sale of the Issuer. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

CUSIP No. 758865109	13D	Page 8

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, seeking representation on the Board of Directors, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions. The following are transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days.

Master	Trade Date	Trans Code	Quantity	Price
	3/9/2007	BY	10,681	2.975
	3/16/2007	BY	67,481	2.9
	3/19/2007	BY	23,418	2.9423
	3/20/2007	BY	89,195	2.95
	3/21/2007	BY	93,300	2.95
	3/23/2007	BY	187	2.9
	3/28/2007	BY	1,189,344	2.95
	3/30/2007	BY	435,431	2.95
	3/30/2007	BY	9,330	3.22

CUSIP No. 758865109	13D	Page 9

Investment Advisory Client	Trade Date	Trans Code	Quantity	Price
	3/9/2007	SL	10,681	2.975
	3/16/2007	BY	4,846	2.9
	3/19/2007	BY	1,682	2.9423
	3/20/2007	BY	6,405	2.95
	3/21/2007	BY	6,700	2.95
	3/23/2007	BY	13	2.9
	3/28/2007	BY	85,408	2.95
	3/30/2007	BY	670	3.22
	3/30/2007	BY	31,269	2.95

(d)

As the beneficial owner of 181,222 of the Issuer’s Common Stock, RIM’s advisory clients are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM, BRC and RIP are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Letter to Board of Directors dated April 4, 2007

CUSIP No. 758865109	13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley and Co. Inc. By: s/ Bryant R. Riley___________________________ Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 758865109	13D	Page 11

EXHIBIT A

Riley Investment Management, LLC

11100 Santa Monica Boulevard, Suite 810 Los Angeles, CA 90025

Phone (310) 966-1445 Fax (310) 966-1096

April 4, 2007

Regent Communications, Inc.

William Stakelin & Board of Directors

2000 Fifth Third Center

511 Walnut Street

Cincinnati, OH 45202

Dear Sirs:

Riley Investment Management owns approximately 7% of Regent Communications’ common shares. We are writing you to express our view regarding the most efficient way to maximize shareholder value. We have been encouraged by the Company’s strong operational performance and recent strategic acquisitions. However, we acknowledge that Regent Communications’ value is consistently been overshadowed by negative public sentiment to the terrestrial radio broadcasting market in general. We also believe that Regent Communications’ small size relative to its public company costs makes it difficult for the Company to realize value as an independent public entity. We therefore believe that selling Regent Communications may offer the best alternative to realizing shareholder value. On the low end, we believe that a sale to financial buyers would yield a price of $4.50 per share or approximately a 50% premium to current stock price. On the high end, we believe that a sale to strategic buyers could yield a price of over $6.00 per share or a 100% premium. As large shareholders of Regent Communications, we would like to discuss with management our views on options with respect to the sale of the Company. We currently sit on the board of five public companies and have had great success in helping our companies navigate through strategic alternative review processes.

As we are sure you are aware, over the past several years Regent Communications’ stock price has declined substantially from well over $10 per share to $3 per share currently, a loss of over 70%. Despite posting consistent organic growth rates which have outpaced the terrestrial radio industry’s average, Regent Communications’ public market value has continued to decline. Furthermore, the board of directors’ attempt to increase shareholder value by buying back approximately 3.6 million shares in 2006, at an average price of $4.8 per share, has not materially affected Regent Communications’ stock price. We also recognize that the recent acquisition of the Buffalo market stations, which operate at Broadcasting Cash Flow margins of above 50% and that are estimated to add 300 to 400 basis points to Regent Communications pro-forma blended station operating margin in 2007, has added substantial value to the Company but again has been ignored by the public markets.

More importantly, taking into account Regent Communications’ public costs in relation to its small revenue base, we believe that the Company should not remain an independent public

CUSIP No. 758865109	13D	Page 12

William Stakelin & Board of Directors

Regent Communications, Inc.

April 4, 2007

company. With revenues of around $100 million, Regent Communications spends an estimated $2 to $2.5 million to remain public or roughly 8% of its EBITDA. As a private company or part of a larger public entity, Regent would benefit from eliminating these expenses and could also deploy the capital to grow the business further. Applying an EBITDA multiple of around 11.5x to this level of cost saving, inline with the valuation multiples ascribed to Regent Communications’ closest publicly traded comparables, would imply unlocking $23 to $28 million of value.

Consequently, we believe the board of directors should pursue selling Regent Communications’ assets to larger radio station operators. Examining recent deal multiples conducted in Regent Communications’ markets, it seems clear to us that the Company is worth substantially more to strategic buyers, who can benefit from the elimination of fixed corporate overhead, while running at overall lower gearing levels. Taking into account the negative outlook ascribed by public markets to the radio market in general, it is our view that Regent Communications will be hard pressed to yield better returns to shareholders in the foreseeable future while remaining an independent publicly traded company. We believe that such strategic alternatives offer shareholders the best prospects of maximizing value on their investment, value that cannot be realized by remaining an independent public company. We would welcome the opportunity for discussions with the board of directors and senior management team, and look forward to your feedback.

Sincerely,

/s/ John Ahn
John Ahn
Principal
Riley Investment Management LLC